Paul Farr Vice President and Controller Tel. 610.774.2426 Fax 610.774.5087 E-mail: pfarr@pplweb.com	PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com

July 7, 2005

Mr. Jim Allegretto
Mail Stop 0308
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	PPL Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-11459

PPL Energy Supply, LLC
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-74794

PPL Electric Utilities Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-905

Dear Mr. Allegretto:

In response to your letter dated June 20, 2005 regarding the above-referenced filings, we are providing the following information to address your comments. Each of your comments has been reprinted in bold type and is followed by the response of PPL Corporation and its applicable subsidiary registrants (collectively “PPL”).

Form 10-K for Fiscal Year Ended December 31, 2004

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

We agree to provide these disclosures, where applicable, in our filings for future periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2.
To the extent discussion of segment information contributes to an understanding of the business, or when discussion on a consolidated basis does not present a complete picture, segment discussion should be included in MD&A. See Item 303(a) of Regulation S-K.

We believe that our Form 10-K for 2004 provided investors with a clear understanding of our business. In order to even further enhance our disclosure, we have included a discussion of segment information in PPL Corporation’s and PPL Energy Supply, LLC’s (PPL Energy Supply) first quarter 2005 Form 10-Q in the Results of Operations section of their respective MD&As. PPL Corporation’s and PPL Energy Supply’s Form 10-Q and Form 10-K filings for future periods will also include a discussion of segment information. Since PPL Electric Utilities Corporation (PPL Electric) operates in a single segment, there is no discussion of segment information in its MD&A.

Consolidated Statement of Cash Flows

PPL Corporation and Subsidiaries

3.
Please explain to us why depreciation for the year ended December 31, 2002 per the statement of cash flows does not agree to depreciation per the statement of income for the corresponding year. We note that these items agree for the years ended December 31, 2003 and 2004.

The $78 million difference in depreciation in 2002 between the Statement of Cash Flows and Statement of Income for both PPL and PPL Energy Supply was attributable to PPL’s acquisition of a controlling interest in Western Power Distribution Holdings Limited and WPD Investment Holdings Limited (together “WPD”) from Mirant Corporation (Mirant). As discussed in Note 9 in the Form 10-K for 2004, on September 6, 2002, PPL acquired a controlling interest in WPD for approximately $236 million, including acquisition costs. Based on paragraph 11 of ARB 51, “Consolidated Financial Statements,” PPL’s Statement of Income for the 12 months ended December 31, 2002 reflected the consolidated results of WPD for the 12 months ended November 30, 2002, as though it had been acquired at the beginning of the year. The portion of earnings attributable to Mirant was reported as “Minority Interest.” The acquisition also resulted in the addition of $3.4 billion of WPD’s assets and $2.1 billion of WPD's debt to the Balance Sheet at September 30, 2002.

The $367 million of depreciation expense in 2002 reflected on the Statement of Income represented twelve months of depreciation, including a full year for WPD. The $289 million depreciation adjustment to net income in 2002 reflected in operating activities on the Statement of Cash Flows includes depreciation for WPD for only the last three months of 2002, which is the time period for which the accounts of WPD were consolidated on the Balance Sheet. Appendix C of SFAS 95, “Statement of Cash Flows,” depicts the payment for the purchase of an entity, net of the cash acquired, as an investing activity, in the Statement of Cash Flows with the cash flows of the acquired entity from the date of acquisition, reflected as operating, financing or investing activity, as appropriate, within the Statement of Cash Flows.

Note 1. Summary of Significant Accounting Policies

Stock-Based Compensation

4.
You disclose that PPL grants stock options with no intrinsic value. We would assume that "disqualifying dispositions" would occur and give rise to tax benefits that would be shown as a direct addition to stockholders equity pursuant to the guidance in paragraph 17 of APB 25. Please advise why the Statement of Shareholder's Equity contains no such adjustments. If such adjustments occurred and you classified them as income due to materiality, please show us your quantitative and qualitative analysis regarding materiality.

The tax benefits that arise from disqualifying dispositions of PPL’s stock option grants are reflected as an addition to stockholders’ equity in the Statement of Shareowners’ Common Equity. The tax benefits are included in “Capital in excess of par - Other.” We have not provided a separate line item for the tax benefits, as they have not been deemed significant for separate line item disclosure. (The tax benefits have been less than $5 million per year, which is less than 1 percent of the total activity for Capital in Excess of Par for 2004.) However, we will continue to monitor the tax benefits and will provide a separate line item if this activity becomes significant in the future.

Independent System Operator

5.
Please explain in detail how you record hourly net sales and purchases in your financial statements and why such accounting is "...in accordance with the FERC and industry accounting." Please focus on the rationale for a gross or net display and indicate how you determine the unit of time in which gross or net accounting is applied.

PPL records sales to retail customers, bilateral wholesale sales and purchases of physical power and fuel expense for the generation of power using the accrual method of accounting in the period when the power is delivered. The wholesale sales and purchases that meet the criteria in EITF 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not ‘Held for Trading Purposes’ as Defined in Issue No. 02-3,” are reported net on the Statement of Income within “Wholesale energy marketing.” Additionally, the bilateral sales and purchases that are designated as trading activities are also reported net, in accordance with EITF 02-3, “Issues Involved with Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” and are reported on the Statement of Income within “Net energy trading margins.” PPL sometimes settles these transactions by delivery in the Independent System Operator (ISO) spot market. Spot market activity that balances our physical trading positions is included on the Statement of Income in “Net energy trading margins.”

To the extent that PPL’s generation output does not equal its net physical sales obligation on an hourly basis, PPL is required to either purchase from or sell to the governing ISO in order to balance its position. With the two-market settlement system that ISOs use, a participant’s day-ahead position for any given hour determines whether the participant is a net buyer or net seller for that hour. This position is subsequently adjusted in the real-time market to reflect actual generation and customer load activity. Thus, it is possible to be long in the day-ahead market (thus, a net seller to the ISO) but end up being short in the real-time market (a net purchaser), or vice versa. PPL records its hourly sales or purchases with the ISO based on real-time activity. In the Statement of Income, the sum of all hourly sales positions is recorded as “Wholesale energy marketing” and the sum of all hourly purchase positions is recorded as “Energy purchases.”

We believe that this approach is consistent with FERC and industry accounting. FERC provides accounting guidance through its Uniform System of Accounts. Additionally, FERC provides oversight of ISOs, and ISOs operate hourly markets to ensure that the physical power grids are balanced at all times to satisfy system reliability requirements. To accomplish this, market participants bid in their megawatthour (MWh) entitlements (generation plus scheduled bilateral purchases) against their MWh obligations (expected customer load requirements plus scheduled bilateral sales) in the day-ahead market for every hour of every day, so that they have price certainty and the ISOs can direct the lowest-cost dispatch of generation. Market prices are determined and power positions are ultimately settled on an hourly basis in both the day-ahead and real-time markets. The ISOs do not allow for the exchange of power across time periods; if a participant is short 100 MWhs in one hour, it cannot compensate by being 100 MWhs long in the next hour.

As noted above, the day-ahead market provides price stability for spot market activity; only the portion that is not settled in the day-ahead market is subject to the greater price volatility that happens in the real-time market. Infrequently, the real-time price is significantly different from the day-ahead price in any given hour, which could create a “negative purchase” or “negative sale.” PPL continues to report the transaction in a manner consistent with the real-time position for that hour. To illustrate:

•
Assume that during a given hour PPL sold 100 MWhs at $40 in the day-ahead market, but delivered 105 MWhs in the real-time market due to fluctuations in customer load. The real-time price for that hour was $60. PPL would record a 105 MWh sale for that hour with corresponding revenue of $4,300 or (100 MWhs x $40 + 5 MWhs x $60).

•
Assume further that in the next hour PPL bought 75 MWhs in the day-ahead market for $40 but required 90 MWhs in the real-time market, again due to fluctuations in customer load. Because of unexpected outages within the ISO territory, the real-time price for that hour was $400. PPL would record a 90 MWh purchase for that hour with corresponding expense of $9,000 or (75 MWhs x $40 + 15 MWhs x $400).

•
Finally, assume that in the third hour PPL sold 100 MWhs at $40 in the day-ahead market, but only delivered 90 MWhs in the real-time market. The real-time price for that hour was $430. PPL would record 90 MWhs sale for that hour with a corresponding revenue of $(300) or (100 MWhs x $40 - 10 MWhs x $430).

In total, for those three hours PPL would have provided 105 MWhs to the ISO but would owe the ISO $5,000. PPL’s financial statements would reflect revenues of $4,000 for delivering 195 MWhs and purchased power of $9,000 for receiving 90 MWhs. We believe that this presentation accurately reflects the economics of the transactions. Additionally, we believe that this presentation is in accordance with revenue recognition guidance provided by Staff Accounting Bulletin No. 104, “Revenue Recognition,” of the Commission.

Note 2. Segment and Related Information

6.
We note that you include PPL Telcom in the PPL Supply segment. Tell us whether you consider PPL Telcom to be a stand-alone operating segment as defined by paragraph 10 of SFAS 131. If not, explain to us how it constitutes part of the PPL Supply operating segment pursuant to paragraph 10 of SFAS 131. If so, tell us why it has not been presented as a reportable segment. If the quantitative considerations of paragraph 18 of SFAS 131 have not been met, tell us which of the similar economic characteristics the Supply and Telcom operating segments share. If not all the characteristics of paragraph 17 are shared, then tell us how you compared the economic characteristics of non-reportable operating segments in reporting PPL Supply as presented.

We do not consider PPL Telcom to be a stand-alone operating segment as defined by paragraph 10 of SFAS 131. PPL Telcom does not meet the requirement of paragraph 10(b), which states, “An operating segment is a component of an enterprise ...(b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance.” PPL’s chief operating decision maker regularly reviews the results of its three operating segments:  Supply, International and Delivery. PPL’s chief operating decision maker does not regularly review the stand-alone results of PPL Telcom. PPL includes PPL Telcom in the Supply segment for purposes of making operating decisions and assessing performance. For informational purposes, PPL Telcom’s 2004 revenues, net income and total assets were each less than 1 percent of the comparable amounts for both PPL and the Supply segment.

Paragraphs 17 and 18 of SFAS 131 would not apply to PPL Telcom since it is not an operating segment.

Note 5. Income and Other Taxes

7.
It appears your reconciliation of income tax expense actually begins with Indicated federal income tax on "Income from continuing operations before incomes taxes, minority interest and distributions on preferred securities" rather than "Indicated federal income tax on pre-tax income before cumulative effects of changes in accounting principles" as disclosed. If so, please tell us why the caption in Note 5 is not consistent with the income statement.

The amount Note 5 commences with is, in fact, the amount referred to in the Statement of Income as “Income from Continuing Operations Before Income Taxes, Minority Interest and Distributions on Preferred Securities.” SFAS 109, paragraph 47 requires disclosure of a reconciliation of the reported amount of income tax expense attributable to “pre-tax income from continuing operations.” PPL’s Note 5 uses the “pre-tax income” description consistent with the language specified in SFAS 109, paragraph 47.

In our opinion, pre-tax income, by definition, is a broader and more inclusive term than “Income from Continuing Operations Before Income Taxes, Minority Interest and Distributions on Preferred Securities.” It is our belief that FASB desires tax disclosure to be broadly stated and, accordingly, Note 5 was prepared on that basis.

Nevertheless, we will revise our income tax reconciliation in our filings for future periods to use a caption consistent with the Statement of Income.

Note 9. Acquisitions, Development and Divestitures

8.
We note that you agreed to sell the Sundance power plant in June 2004 and that you may record a loss on sale or impairment charge of approximately $47 million in 2005. Please tell us whether you performed an impairment analysis related to this plant in 2004 and the results of such analysis. If an analysis was not performed, please explain how you considered paragraph 8 of SFAS 144. Further, using the criteria in paragraph 30 of SFAS 144, with due regard for example 9 in Appendix A to SFAS 144, please explain why Sundance is not classified as "held for sale" on the balance sheet.

As of December 31, 2004 and March 31, 2005, PPL management did not believe that it was more likely than not that the sale of the Sundance power plant would be consummated due to significant regulatory approvals that were required at the time in order to consummate the sale. However, an impairment analysis was performed related to the Sundance plant as of December 31, 2004, in accordance with paragraph 8 of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” primarily due to changes in market conditions. The asset was tested for recoverability using cash flows under the best-estimate approach, which indicated that no impairment charge was required at that time.

The Sundance plant was not classified as “held for sale” at December 31, 2004 or March 31, 2005, since PPL was unable to conclude that it was probable that the necessary regulatory approvals would be received. Since the sale of the asset was not considered probable, it did not meet the criteria of paragraph 30(d) of SFAS 144, and was consequently not classified as “held for sale” on the Balance Sheet.

Note 12. Retirement and Postemployment Benefits

9.
We note your disclosure of a method other than the minimum method that has been provided pursuant to paragraph 33(d) of SFAS 87. Please also disclose how you determine the market related value of plan assets. Since paragraph 30 of SFAS 87 gives you a choice between fair value and a calculated value and such choice will impact pension expense, paragraph 12 of APB 22 necessitates disclosure if material.

The following paragraph describes PPL’s market-related asset value calculation and PPL will include this description in our Form 10-K filings for future periods:

“Market-related value of assets is calculated by rolling forward the prior year market-related value with contributions, disbursements and expected return on investments. This expected value is then compared to the actual fair value of assets. One fifth of the difference between the actual value of assets and the expected value is added to (or subtracted from, if negative) the expected value to arrive at the new market-related value.”

This method complies with the guidance found in paragraph 30 of SFAS 87, “Employers’ Accounting for Pensions,” which allows for pension asset values to be “…a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years.”

Note 13. Jointly-Owned Facilities

10.
Please tell us your basis under GAAP for classifying your equity investment in the Griffith partnership as "Electric Plant in Service-Generation." Further, please tell us where you classify your portion of operating costs on the income statement. Please note that SAB Topic 10:C applies to jointly-owned plant as opposed to jointly owning an entity that owns a plant. We may have further comment.

Subsidiaries of PPL and Duke Energy Mohave, LLC (Duke) each hold a 50% membership interest in Southwest Power Partners, LLC (SWPP), which owns 100% of Griffith Energy LLC (Griffith). Because of the legal entities involved in the ownership structure, PPL’s investment is accounted for on the equity method and was originally included in “Investments in unconsolidated affiliates - at equity” on the Balance Sheet. However, upon further analysis of the current operating arrangement between PPL and Duke as it relates to SWPP and Griffith (as described in the following paragraphs), PPL has concluded that the relationship is substantively a cost-sharing arrangement and the investment is essentially a depreciating asset rather than a true equity investment.

In an effort to provide more meaningful information to investors, beginning with PPL’s 2004 Form 10-K, PPL reclassified on its Balance Sheet the investment in SWPP (which is effectively a depreciating asset) from “Investments in unconsolidated affiliates - at equity” to “Electric Plant in Service - Generation.” PPL’s proportionate share of Griffith’s expenses, resulting from the recording of equity losses from SWPP, are included in “Other Operation and Maintenance” on the Statement of Income.

The following describes the relevant features of the operating arrangement between PPL and Duke:
•
PPL’s ownership interest in SWPP is not a typical “equity investment.” SWPP is not a separate independent operating entity like other traditional equity investments. It is a cost-sharing arrangement between PPL and Duke.

•	SWPP has no debt, the equity securities were never traded and the owners have no expectation of profits or dividends.
•	SWPP was designed to have negative operating cash flows that the two owners are required to fund, and its only assets are the Griffith generating facility and related transmission rights.
•	SWPP has no revenues and incurs no fuel costs.
•
PPL has rights to half of the plant capacity and energy and an obligation to cover half of the plant’s operating costs (i.e., through equity funding to cover Griffith’s operating cash needs). PPL and Duke both have a direct right to the capacity and dispatch for their 50% of the asset capability of the two Griffith units. Each purchases its own gas, contracts for its own electricity sales, and directs the dispatch of the plant up to its ownership interest.

•	Griffith serves as a cost aggregator for operating costs and depreciation of the plant. The arrangement functions essentially the same as an undivided ownership interest in the asset.
•	Griffith is operated by an independent contractor. There is an operating committee that resolves any issues that may arise.
•	The only "customers" are the owners.
•	SWPP and Griffith have no employees.
•	In substance, this asset is no different than any other undivided interest in a jointly-owned generating station.
•	PPL derives no benefit from the formal ownership structure.
•	The risks and rewards of ownership are comparable to an undivided interest in the facility.

PPL believes the most informative presentation to investors for its interest in SWPP and the Griffith generating facility is to present the investment in Property, Plant & Equipment on its Balance Sheet, and to include the equity losses in Operating Expenses on the Statement of Income. As noted in Statement of Financial Accounting Concepts No. 2, paragraph 160: “The quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form.” PPL believes that its current presentation provides representational faithfulness to this arrangement.

Note 14. Commitments and Contingent Liabilities

PJM Billing

11.
Based on review of your March 31, 2005 Form 10-Q, we note that you recorded a $27 million after-tax charge in 2005 related to the PJM billing dispute. As you only provided the disclosures required by paragraph 10 of SFAS 5 as of December 31, 2004, we assume you considered the likelihood of a negative outcome to be only "reasonably possible" at such time while you concluded that it was "probable" in 2005. However, as PJM was improperly billing PECO for charges related to your substation, it is unclear to us why you did not believe that you had "any financial responsibility or liability to PJM or PECO as a result of PJM's alleged error." As such, please explain in detail how you concluded that a negative outcome was not "probable," as defined by SFAS 5, as of December 31, 2004. We may have further comment.

As of March 1, 2005, the filing date of PPL’s 2004 Form 10-K, PPL had determined that a negative outcome in the PJM billing dispute was not “probable” (as defined by SFAS 5) based upon PPL Electric’s numerous meritorious regulatory and other defenses to PECO’s complaint as well as the factual complexities of this matter. PPL Electric’s defenses and arguments were set forth in its answer to PECO’s complaint, which PPL Electric filed with the FERC on February 11, 2005 and which is available on the FERC’s Web site at Exelon Corporation v. PPL Electric Utilities Corporation and PJM Interconnection, L.L.C., Docket No. EL05-49-000. (If the Commission so desires, PPL could provide a copy of the answer to the Commission for its review.)

In its Order issued in early April 2005 (after the filing of PPL’s 2004 Form 10-K), the FERC largely rejected PPL Electric’s defenses and determined that PECO is entitled to reimbursement for the alleged PJM overcharges. The FERC’s Order did not resolve the matter, but rather ordered a hearing on the appropriate amount of a refund to PECO and a determination of who should pay such amounts; the FERC also ordered separate procedures before a judge to attempt to reach a settlement of the dispute. Nonetheless, based on the Order, PPL determined that, as of the filing of its first quarter Form 10-Q on May 5, 2005, a negative outcome was probable and that it was appropriate to establish a reserve for the amount claimed by PECO. PPL Electric, PECO and PJM are continuing to discuss the settlement of this matter, and PPL cannot predict the outcome.

Guarantees and Other Assurances

12.
We note that you have exposure of $293 million related to your indemnifications for deconsolidated entities in liquidation. Please explain in detail why you were not required to record a liability related to such indemnifications. See paragraphs 3.c and 8-12 of FIN 45.

As disclosed in PPL's 2004 Form 10-K, in connection with the liquidation of certain wholly owned subsidiaries that have been deconsolidated upon turning the entities over to the liquidators, certain international subsidiaries of PPL have agreed to indemnify the liquidators, directors and/or the entities themselves for any liabilities or expenses arising during the liquidation process, including liabilities and expenses of the entities placed into liquidation. In some cases, the indemnifications are limited to a maximum amount that is based on distributions made from the subsidiary to its parent either prior or subsequent to being placed into liquidation. In other cases, the maximum amount of the indemnifications is not explicitly stated in the agreements. The indemnifications generally expire two to seven years after the date of dissolution of the entities. The exposure noted in PPL's 2004 Form 10-K is only for those cases in which the agreements provide for a specific limit on the amount of the indemnification, and the expiration date is based on an estimate of the dissolution date of the entities.

The entities that were placed into liquidation were incorporated in Europe. These entities were established by PPL to either carry out a specific transaction or engage primarily in intercompany transactions. Certain of the entities were dormant for several years. Prior to commencing liquidation, PPL and/or the liquidators performed investigations to ensure that no liabilities remained in the companies. Such investigations included a complete review of historical records, including performing a legal review of agreements that were entered into by the entities, gaining assurances from former Directors of the entities, performing company searches on public registers and, in some circumstances, receiving written assurances from the tax authorities. In some cases, final distributions were made to the respective parent prior to placing certain of the entities into liquidation. PPL has no knowledge of any third-party claims, nor does it expect any such claims to arise during the liquidation process based on the information provided above. It is standard practice in Europe to enter into an indemnity agreement with a liquidator. Such an agreement is mandated by a liquidator regardless of the background of the entity.

Based on the information above, taken as a whole, PPL believes that no payments will be required to be made under the indemnifications provided in connection with placing the entities into liquidation. Therefore, PPL concluded that the fair value of the indemnifications is zero and, therefore, no liability was recorded.

Note 19. Goodwill and Other Intangible Assets

13.
Please explain why you have no accumulated amortization related to your emission allowances. In doing so, please also tell us your basis under GAAP for classifying the allowances as intangible assets. For the staff’s understanding, please explain how you acquired them and the period of time to which they convey the rights embedded in them.

The Clean Air Act Amendment of 1990 (the Act) establishes requirements to reduce the emission levels of sulfur dioxide (SO2) during all months and nitrogen oxide (NOx) during May through September, the five-month ozone season. The Act creates an emissions trading system, which is administered and tracked by the Environmental Protection Agency (EPA). The trading system creates a tradable right known as an SO2 or NOx emission allowance. The EPA disburses a fixed number of fully transferable emission allowances annually. Each allowance permits a facility to emit one ton of SO2 (or NOx, depending on the type of allowance) during or after a specified year. Certain PPL subsidiaries receive allowances based on their ownership of fossil fuel-burning electric generating facilities. Emission allowances have financial value since they can be bought, sold, traded or held for future use (banked). The EPA withholds 2.8% of the SO2 allowances for use in an annual auction. For every ton of SO2 or NOx emitted, the emitter must return an emission allowance to the EPA, which subsequently retires it. The owners of the plant must have enough allowances each year to cover the plant’s emissions to avoid penalties.

The Clean Air Act Amendment of 1990 (the Act) establishes requirements to reduce the emission levels of sulfur dioxide (SO2) during all months and nitrogen oxide (NOx) during May through September, the five-month ozone season. The Act creates an emissions trading system, which is administered and tracked by the Environmental Protection Agency (EPA). The trading system creates a tradable right known as an SO2 or NOx emission allowance. The EPA disburses a fixed number of fully transferable emission allowances annually. Each allowance permits a facility to emit one ton of SO2 (or NOx, depending on the type of allowance) during or after a specified year. Certain PPL subsidiaries receive allowances based on their ownership of fossil fuel-burning electric generating facilities. Emission allowances have financial value since they can be bought, sold, traded or held for future use (banked). The EPA withholds 2.8% of the SO2 allowances for use in an annual auction. For every ton of SO2 or NOx emitted, the emitter must return an emission allowance to the EPA, which subsequently retires it. The owners of the plant must have enough allowances each year to cover the plant’s emissions to avoid penalties.

When the EPA disburses the emission allowances, they are designated as being of a specific vintage year. They are not subject to amortization immediately because the allowances may be sold prior to being used, or consumed, in the appropriate year or can be banked for future use. Banked SO2 allowances can be used at full value in future years. Banked NOx allowances are subject to a usage limitation called “flow control.” In any given year, a certain percentage of banked NOx allowances may be used on a 1:1 basis and the remainder may only be used on a 2:1 basis. Each separate emission allowance is an intangible asset that maintains its full value until consumed. PPL effectively amortizes emission allowances as they are consumed.

The basis under GAAP for our classification of emission allowances as intangible assets is in paragraph 39 of SFAS 141, “Business Combinations,” as follows:

“Intangible assets

39.
An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so).”

As allowances represent legal rights granted by the EPA and can be bought or sold on the open market (with third parties) or acquired from the EPA (annually), we believe that they should be accounted for as intangible assets. Additionally, this is consistent with public accounting industry guidance in this area.

Item 9A. Controls and Procedures

14.
We note your disclosure that your principal executive officers and principal financial officers, "concluded that, as of December 31, 2004, [your] disclosure controls and procedures are adequate and effective to ensure that material information relating to [you] and [your] subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period for which this annual report has been prepared." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We agree to add the appropriate language in our filings for future periods.

Exhibit 31

15.	Please eliminate reference to the CEO and CFO's titles in the introductory paragraph of the Section 302 certifications. Refer to Item 601(b)(31) of Regulation S-K.

We agree to delete the CEO and CFO titles from the Section 302 certifications in our filings for future periods.

PPL understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that the foregoing responds adequately to your comments. If you have any questions or need further clarification, please call me at (610) 774-2426.

Sincerely,

/s/ Paul A. Farr
Paul A. Farr
Vice President and Controller
PPL Corporation